                                                                   EXHIBIT 99(G)

                                    FORM F-4

                      QUARTERLY REPORT UNDER SECTION 13 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE QUARTER ENDED MARCH 31, 1994

                   FDIC INSURANCE CERTIFICATE NUMBER 15758-9

                            GERMANTOWN SAVINGS BANK
                (EXACT NAME OF BANK AS SPECIFIED IN ITS CHARTER)

                                  PENNSYLVANIA
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                I.R.S. EMPLOYER IDENTIFICATION NUMBER 23-1052030

                               ONE BELMONT AVENUE
                      BALA CYNWYD, PENNSYLVANIA 19004-1646
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                        TELEPHONE NUMBER (610) 660-9300

INDICATE BY CHECK MARK WHETHER THE BANK (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE BANK WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                YES [X]  NO [_]

NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AT APRIL 1, 1994:4,194,647 SHARES,
                           PAR VALUE $0.10 PER SHARE

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                             -------------------
                                                               1994      1993
                                                             --------- ---------
                                                                 (UNAUDITED)
Interest income:
  Loan interest and fees...................................  $  19,601 $  21,421
  Interest and dividends on investment securities..........      6,629     7,143
  Interest on money market instruments.....................        235       197
                                                             --------- ---------
    Total interest income..................................     26,465    28,761
                                                             --------- ---------
Interest expense:
  Interest on deposits.....................................     10,178    13,085
  Other....................................................         28        27
                                                             --------- ---------
    Total interest expense.................................     10,206    13,112
                                                             --------- ---------
Net interest income........................................     16,259    15,649
Provision for possible loan losses.........................        100       850
                                                             --------- ---------
Net interest income after provision for possible loan loss-
 es........................................................     16,159    14,799
                                                             --------- ---------
Noninterest income:
  Net security gains.......................................          4       317
  Service fees and other...................................      1,123     1,137
                                                             --------- ---------
    Total noninterest income...............................      1,127     1,454
                                                             --------- ---------
Noninterest expenses:
  Salaries and employee benefits...........................      5,121     4,952
  Occupancy expense........................................      1,094     1,038
  FDIC insurance...........................................        837       791
  Depreciation and amortization............................        270       239
  Amortization of value ascribed to acquired intangibles...        117       227
  Other....................................................      1,909     2,350
                                                             --------- ---------
    Total noninterest expenses.............................      9,348     9,597
                                                             --------- ---------
Income before income taxes.................................      7,938     6,656
Applicable income taxes....................................      2,691     2,254
                                                             --------- ---------
Net income.................................................  $   5,247 $   4,402
                                                             ========= =========
Earnings per common share:
  Net income...............................................  $    1.18 $    1.01
                                                             ========= =========
Weighted-average common shares outstanding.................      4,434     4,349
                                                             ========= =========

   The accompanying notes are an integral part of the consolidated financial statements.

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                        MARCH 31,   DECEMBER 31,
                                                          1994          1993
                                                       -----------  ------------
                                                       (UNAUDITED)
ASSETS
Cash and due from banks............................... $   20,637    $   27,849
Money market instruments..............................     38,326        38,004
                                                       ----------    ----------
    Total cash and cash equivalents...................     58,963        65,853
                                                       ----------    ----------
Securities held-to-maturity (Market value: $512,723
 and $501,296)........................................    514,494       495,507
Securities available-for-sale at market value (Net
 amortized cost: $22,717 and $25,352).................     24,167        27,141
                                                       ----------    ----------
    Total securities..................................    538,661       522,648
                                                       ----------    ----------
Loans:
  Mortgage............................................    652,283       670,405
  Consumer............................................    367,046       374,693
  Commercial..........................................      2,225         2,280
                                                       ----------    ----------
    Total loans.......................................  1,021,554     1,047,378
Less:Unearned income..................................     (7,430)       (7,997)
  Allowance for possible loan losses..................    (23,507)      (23,043)
                                                       ----------    ----------
    Net loans.........................................    990,617     1,016,338
                                                       ----------    ----------
Accrued interest receivable...........................      8,069         7,726
Premises and equipment, net...........................      7,308         7,464
Deferred tax asset....................................      9,318         9,042
Other.................................................      9,465         8,119
                                                       ----------    ----------
    Total assets...................................... $1,622,401    $1,637,190
                                                       ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing deposits........................ $   45,080    $   48,977
  Interest-bearing checking accounts..................    121,558       122,459
  Money market and super NOWs.........................    234,198       233,760
  Passbooks, clubs and other savings..................    306,534       306,746
  Savings certificates of $100,000 and over...........     33,496        37,318
  Other savings certificates..........................    712,742       726,379
                                                       ----------    ----------
    Total deposits....................................  1,453,608     1,475,639
  Other...............................................     22,049        19,560
                                                       ----------    ----------
    Total liabilities.................................  1,475,657     1,495,199
                                                       ----------    ----------
Shareholders' Equity:
  Preferred stock (par value $0.10) 15,000,000 shares
   authorized; none issued or outstanding.............        --            --
  Common stock (par value $0.10) 35,000,000 shares
   authorized, outstanding at March 31, 1994 and
   December 31, 1993: 4,194,647 and 4,189,334,
   respectively.......................................        419           419
  Additional paid-in capital..........................     38,627        38,480
  Retained earnings...................................    106,755       101,928
  Net unrealized holding gains on securities avail-
   able-for-sale......................................        943         1,164
                                                       ----------    ----------
    Total shareholders' equity........................    146,744       141,991
                                                       ----------    ----------
    Total liabilities and shareholders' equity........ $1,622,401    $1,637,190
                                                       ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                   NET
                                           ADDITIONAL           UNREALIZED
                          PREFERRED COMMON  PAID-IN   RETAINED   HOLDING
                           STOCK*   STOCK   CAPITAL   EARNINGS    GAINS     TOTAL
                          --------- ------ ---------- --------  ---------- --------
Balance at December 31,
 1992...................      --     $411   $36,798   $ 83,085       --    $120,294
11,313 stock options ex-
 ercised................                1       145                             146
Net income..............                                 4,402                4,402
Cash dividend paid
 ($0.10 per share)......                                  (411)      --        (411)
                             ---     ----   -------   --------    ------   --------
Balance at March 31,
 1993...................      --     $412   $36,943   $ 87,076       --    $124,431
                             ===     ====   =======   ========    ======   ========
Balance at December 31,
 1993...................      --     $419   $38,480   $101,928    $1,164   $141,991
5,313 stock options ex-
 ercised................                        147                             147
Net income..............                                 5,247                5,247
Cash dividend paid
 ($0.10 per share)......                                  (420)                (420)
Change in net unrealized
 holding gains..........      --                                    (221)      (221)
                             ---     ----   -------   --------    ------   --------
Balance at March 31,
 1994...................      --     $419   $38,627   $106,755    $  943   $146,744
                             ===     ====   =======   ========    ======   ========

- --------
* The Bank's Articles of Incorporation authorize the issuance of 15,000,000 shares of preferred stock, par value $0.10 per share. The preferred stock may be issued at any time upon terms as determined by the Board of Directors.

   The accompanying notes are an integral part of the consolidated financial statements.

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income............................................. $   5,247  $   4,402
  Reconciliation of net income to cash provided by oper-
   ating activities:
    Depreciation and amortization........................       270        239
    Amortization of value ascribed to acquired intangi-
     bles................................................       117        227
    Deferred taxes.......................................      (157)      (120)
    Provision for possible loan losses...................       100        850
    Gain on sales and calls of securities................        (4)      (317)
    (Gain) loss on sale of premises and equipment........        13         (2)
    (Increase) decrease in interest receivable...........      (343)       118
    Increase in interest payable.........................       330        526
    Increase in accrued expenses.........................     1,573      1,359
                                                          ---------  ---------
      Net cash provided by operating activities..........     7,146      7,282
                                                          ---------  ---------
Cash flows from investing activities:
  Proceeds from amortization, prepayments and maturities
   of securities.........................................   379,561    158,522
  Proceeds from sales of securities......................       --         501
  Purchases of securities................................  (395,909)  (173,490)
  Principal collected on loans...........................    89,597     66,298
  Loans funded...........................................   (63,976)   (82,253)
  Capital expenditures...................................      (184)      (263)
  Proceeds from sale of premises and equipment...........        57         27
  Net decrease in other assets...........................       133        374
                                                          ---------  ---------
      Net cash provided by (used in) investing activi-
       ties..............................................     9,279    (30,284)
                                                          ---------  ---------
Cash flows from financing activities:
  Net increase (decrease) in demand deposits, NOW ac-
   counts, money market and savings accounts.............    (4,572)     8,876
  Proceeds from sale of savings certificates.............    36,872     52,307
  Payments for maturing savings certificates.............   (54,331)   (60,349)
  Net increase (decrease) in other liabilities...........      (937)        77
  Dividends paid.........................................      (420)      (411)
  Proceeds from issuance of common stock.................        73        146
                                                          ---------  ---------
      Net cash provided by financing activities..........   (23,315)       646
                                                          ---------  ---------
Net decrease in cash and cash equivalents................    (6,890)   (22,356)
                                                          ---------  ---------
Cash and cash equivalents at beginning of period.........    65,853     65,609
                                                          ---------  ---------
Cash and cash equivalents at end of period............... $  58,963  $  43,253
                                                          =========  =========
Supplemental disclosures:
  Interest paid on deposits.............................. $   9,876  $  12,586
  Income taxes paid......................................       178        217
  Transferred from loans to other real estate owned......       151        490

   The accompanying notes are an integral part of the consolidated financial statements.

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION:

  The consolidated financial statements include the accounts of Germantown Savings Bank (Bank) and its wholly owned subsidiaries, Morris Holdings, Inc. and GSB Investment, Inc. All significant intercompany accounts and transactions have been eliminated. These unaudited consolidated financial statements are prepared in conformity with generally accepted accounting principles and include all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the periods presented.

  The results of operations for the interim period are not necessarily indicative of the annual results.

2. SECURITIES HELD-TO-MATURITY:

  At March 31, 1994, the amortized cost, gross unrealized gains and losses, and the approximate market values of securities held-to-maturity are as follows:

                                                   GROSS      GROSS    APPROX.
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      LOSSES    VALUE
                                       --------- ---------- ---------- --------
U.S. Government and agencies.......... $259,525    $    3     $1,079   $258,449
GNMA, FNMA and FHLMC mortgage-backed
 securities...........................  254,969     3,173      3,868    254,274
                                       --------    ------     ------   --------
                                       $514,494    $3,176     $4,947   $512,723
                                       ========    ======     ======   ========

  At December 31, 1993, the amortized cost, gross unrealized gains and losses, and the approximate market values of securities held-to-maturity are as follows:

                                                   GROSS      GROSS    APPROX.
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      LOSSES    VALUE
                                       --------- ---------- ---------- --------
U.S. Government and agencies.......... $283,709    $    9      $114    $283,604
GNMA, FNMA and FHLMC mortgage-backed
 securities...........................  211,798     5,894       --      217,692
                                       --------    ------      ----    --------
                                       $495,507    $5,903      $114    $501,296
                                       ========    ======      ====    ========

  At March 31, 1994 and December 31, 1993, the maturity distribution of the amortized cost and the approximate market values of held-to-maturity securities by contractual maturity are shown below. Since borrowers may have the right to call or repay obligations with or without prepayment penalties, expected maturities will differ from contractual maturities.

                                            MARCH 31, 1994   DECEMBER 31, 1993
                                          ------------------ ------------------
                                          AMORTIZED  MARKET  AMORTIZED  MARKET
                                            COST     VALUE     COST     VALUE
                                          --------- -------- --------- --------
Due 1 year or less....................... $179,275  $179,220 $233,460  $233,451
After 1 year to 5 years..................   80,250    79,229   50,249    50,153
After 5 years to 10 years................      --        --       --        --
More than 10 years.......................      --        --       --        --
                                          --------  -------- --------  --------
                                           259,525   258,449  283,709   283,604
GNMA, FNMA and FHLMC mortgage-backed se-
 curities................................  254,969   254,274  211,798   217,692
                                          --------  -------- --------  --------
  Total.................................. $514,494  $512,723 $495,507  $501,296
                                          ========  ======== ========  ========

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

3. SECURITIES AVAILABLE-FOR-SALE:

  At March 31, 1994 and December 31, 1993, the maturity distribution of the net amortized cost and the carrying amount (approximate market value) of securities available-for-sale by contractual maturity are shown below. Since borrowers may have the right to call or prepay obligations with or without prepayment penalties, expected maturities will differ from contractual maturities.

                                             MARCH 31, 1994   DECEMBER 31, 1993
                                           ------------------ ------------------
                                              NET                NET
                                           AMORTIZED CARRYING AMORTIZED CARRYING
                                             COST     VALUE     COST     VALUE
                                           --------- -------- --------- --------
Due 1 year or less........................  $   --   $   --    $   --   $   --
After 1 year to 5 years...................      710      715       210      210
After 5 years to 10 years.................    6,074    7,202     7,668    8,913
More than 10 years........................   15,933   16,250    17,474   18,018
                                            -------  -------   -------  -------
  Total...................................  $22,717  $24,167   $25,352  $27,141
                                            =======  =======   =======  =======

  During the first quarter of 1994, available-for-sale securities with a carrying value (market value) of $2,684 were called. The Bank received proceeds including scheduled payments of $2,609 and recognized net profits of $75 on these transactions. Also during the quarter, held-to-maturity securities with a cost of $15,346 were called. The Bank received proceeds including amortization and prepayments of $15,275 and recognized net losses of $71 on these transactions. The Bank did not sell any available-for-sale securities or held-to-maturity securities during the first quarter of 1994. During the first quarter of 1993, corporate and municipal securities with a carrying value of $18,750 were called. The Bank received proceeds of $19,063 and recognized net profits of $313 on these calls and scheduled payments. In addition, the Bank sold its holding of preferred stock. The carrying value of this stock was $497; the proceeds received were $501; and the profit was $4 on this sale.

4. LOANS:

  The Bank's construction, direct residential, consumer and commercial lending activity is generally limited to southeastern Pennsylvania, south and central New Jersey, Delaware and northeastern Maryland. The Bank's indirect residential mortgage lending activity includes regions that Management believes are not experiencing unusual economic problems. These lending activities could be affected by regional economic problems or a downturn in real estate values.

  Included in other assets on the consolidated balance sheets at March 31, 1994 and December 31, 1993 is other real estate owned of $1,186 and $1,078, respectively.

5. PREMISES AND EQUIPMENT:

  At March 31, 1994 and December 31, 1993, premises and equipment are as follows:

                                                          MARCH 31, DECEMBER 31,
                                                            1994        1993
                                                          --------- ------------
Land.....................................................  $   396    $   396
Buildings and improvements...............................   10,296     10,284
Equipment................................................   11,693     11,821
                                                           -------    -------
                                                            22,385     22,501
Less: Accumulated depreciation and amortization..........   15,077     15,037
                                                           -------    -------
                                                           $ 7,308    $ 7,464
                                                           =======    =======

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

6. ALLOWANCE FOR POSSIBLE LOAN LOSSES:

  Changes in the allowance for possible loan losses are as follows:

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------
                                                             1994       1993
                                                           ---------  ---------
Balance at beginning of period............................ $  23,043  $  18,855
Provision charged to income...............................       100        850
Charge-offs...............................................      (142)      (286)
Recoveries................................................       506        356
                                                           ---------  ---------
Balance at end of period.................................. $  23,507  $  19,775
                                                           =========  =========

7. INCOME TAXES:

  The components of applicable income taxes are as follows:

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------
                                                             1994       1993
                                                           ---------  ---------
Federal:
  Currently payable....................................... $   2,848  $   2,374
  Deferred tax (benefit)..................................      (157)      (120)
                                                           ---------  ---------
                                                               2,691      2,254
State: Currently payable..................................       --         --
                                                           ---------  ---------
                                                           $   2,691  $   2,254
                                                           =========  =========

  The Bank established a subsidiary in Delaware to hold a portion of the Bank's securities in 1989. As a result, there is no applicable state tax in either quarter of 1994 or 1993.

  At March 31, 1994 and December 31, 1993, items that give rise to significant portions of the Bank's deferred tax asset, calculated at a 35% tax rate, are as follows:

                                                          MARCH 31, DECEMBER 31,
                                                            1994        1993
                                                          --------- ------------
Allowance for possible loan losses.......................  $8,227      $7,570
Postretirement benefits other than pensions..............   1,485       1,480
Other, net...............................................    (394)         (8)
                                                           ------      ------
  Total..................................................  $9,318      $9,042
                                                           ======      ======

8. EARNINGS PER COMMON SHARE:

  Earnings per common share is based on income divided by the weighted-average number of shares and equivalent shares outstanding for each of the periods presented. When the closing price at the end of a period or the average market price of the common stock for the period, whichever is greater, exceeds the exercise price of options, the number of shares of common stock is increased by the number of shares issuable on the exercise of options based on the assumption that common stock could be purchased with the proceeds from the exercise of options. At March 31, 1994 and 1993, the weighted-average number of common and common share equivalents outstanding amounts to 4,434,183 and 4,348,595, respectively.

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

9. STOCK OPTION PLAN AND PROGRAM:

  During the first quarter of 1994 and 1993, transactions in the Bank's Stock Option Plan and Program are as follows:

                                           PLAN                  PROGRAM
                                  ----------------------- ----------------------
                                             PER SHARE              PER SHARE
                                  SHARES       PRICE      SHARES      PRICE
                                  -------  -------------- ------  --------------
Exercisable 12/31/92............. 318,649  9.75 to 21.875 55,443  9.75 to 21.875
Exercised........................  (6,000) 9.75 to 21.875 (5,313)      9.75
                                  -------                 ------
Exercisable 3/31/93.............. 312,649  9.75 to 21.875 50,130  9.75 to 21.875
                                  =======                 ======
Exercisable 12/31/93............. 269,107  9.75 to 29.00  43,504  9.75 to 29.00
Exercised........................     --                  (5,313)     13.75
                                  -------                 ------
Exercisable 3/31/94.............. 269,107  9.75 to 29.00  38,191  9.75 to 29.00
                                  =======                 ======

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

  The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate and/or purchase residential, consumer and construction loans and standby letters of credit to guarantee performance of a customer to a third party. Such instruments generally have fixed expiration dates or termination clauses and may require payment of fees to the Bank. The Bank uses the same credit policies in making commitments and issuing standby letters of credit as it does for on-balance sheet instruments. However, these instruments are properly not recorded on the Bank's financial statements. Management believes its diversified loan portfolio is not dependent upon any particular economic sector.

  Since some commitments and letters of credit are expected to expire without being drawn down, the amounts summarized below at March 31, 1994 and 1993 do not necessarily represent future cash requirements:

                                                                  MARCH 31,
                                                               ----------------
                                                                1994     1993
                                                               ------- --------
Commitments to extend credit.................................. $74,384 $132,875
Standby letters of credit.....................................     211      211

11. CONVERSION:

  In April 1987, the Bank completed its conversion from a state-chartered mutual savings bank to a state-chartered stock savings bank through amendments to its charter and sale of 4,025,000 shares of $0.10 par value common stock. The net proceeds of the sale were $36,356.

  At the time of conversion, the Bank established a liquidation account in the amount of $23,778 equal to the Bank's total net worth as of December 31, 1986. The liquidation account has been established for a period of 10 years for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion, subject to downward adjustment. Eligible depositors would be entitled, in the unlikely event of complete liquidation of the Bank, to receive liquidating distributions of any assets remaining after payment of all creditors' claims (including the claims of all depositors at the time of liquidation), but before any

                    GERMANTOWN SAVINGS BANK AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

distributions made to the Bank's shareholders, equal to their proportionate interest at that time in the liquidation account. Except for the repurchase of stock by the Bank, the existence of the liquidation account will not restrict the use or application of such capital.

12. AGREEMENT BETWEEN GSB AND CORESTATES FINANCIAL CORP:

  On March 7, 1994, GSB and CoreStates Financial Corp entered into an agreement for CoreStates to acquire GSB for a combination of cash and stock. Assuming approval by regulators and by GSB shareholders, the transaction is expected to close in the third quarter of 1994, and will be accounted for as a purchase. The accompanying financial statements do not include any adjustments in contemplation of this proposed acquisition.

13. OTHER MATTERS:

  The Bank is required to maintain certain levels of regulatory capital. At March 31, 1994 and December 31, 1993, the Bank's leverage capital ratio is 8.87% and 8.58%, respectively, and the Bank's total risk-based capital ratio is 18.44% and 17.36%, respectively.

                            GERMANTOWN SAVINGS BANK

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The purpose of this review is to highlight major changes in the operating results and financial condition of Germantown Savings Bank and its subsidiaries. The financial statements do not include any adjustments in contemplation of the proposed acquisition of GSB by CoreStates Financial Corp announced March 7, 1994. This review should be read in conjunction with the consolidated financial statements and notes contained herein and the 1993 Annual Report to Shareholders.

RESULTS OF OPERATIONS--3 MONTHS ENDED 3/31/94

  The Bank's earnings are primarily dependent on its net interest income, which is the difference between income on loans, investments and money market instruments and interest expense on deposits and borrowings.

  For the three months ended March 31, 1994, total interest income decreased by $2,296 or 8.0% to $26,465 from $28,761 for the first quarter of 1993. Total interest expense decreased by $2,906 or 22.2% to $10,206 from $13,112 for the first quarter of 1993. These decreases were due to both lower interest rates earned on interest-earning assets and interest rates paid on deposits. As a result of the greater decrease in total interest expense than in total interest income, the Bank's net interest income increased by $610 or 3.9% to $16,259 for the first quarter of 1994 from $15,649 for the first quarter of 1993.

  The Bank's average yield on total interest-earning assets was 6.73% for the quarter ended March 31, 1994, compared to 7.63% for the first quarter of 1993. The Bank's average cost of funds was 2.78% for the first quarter of 1994, compared to 3.68% for the first quarter of 1993. GSB's net interest rate margin remained unchanged at 3.95%. The Bank's net yield on interest-earning assets decreased to 4.13% from 4.15%.

  The Bank's provision for possible loan losses decreased in the first quarter of 1994 to $100 from $850 in the first quarter of 1993 with a decrease in charge-offs to $142 from $286 and an increase in recoveries to $506 from $356. The decrease in charge-offs occurred primarily in 1-4 family mortgages and consumer loans. The increase in recoveries occurred primarily in construction loans.

  Net security gains of $4 were recorded in the first quarter of 1994, compared to $317 in the quarter ended March 31, 1993. These net security gains were primarily the result of calls by the issuers of corporate and municipal bonds. Service fees and other income decreased to $1,123 from $1,137.

  Noninterest expenses decreased by $249 or 2.6% to $9,348 from $9,597 for the first quarter of 1993. Salaries and employee benefits, which represented 54.8% of total noninterest expenses, increased by $169 or 3.4% to $5,121 from $4,952. This increase was the result of increases in salaries and payroll taxes. Occupancy expenses increased by $56 or 5.4% to $1,094 from $1,038 due principally to rent escalations and contracts and repairs. FDIC insurance increased by $46 or 5.8% to $837 from $791 as a result of deposit growth. Depreciation and amortization increased to $270 from $239. Amortization of the value ascribed to acquired intangibles amounted to $117 in the first quarter of 1994, compared to $227 in the first quarter of 1993. Other noninterest expenses decreased by $441 to $1,909 from $2,350 due primarily to a decrease in advertising.

  As a result of the increase of $610 in the Bank's net interest income, the decrease in the provision for possible loan losses of $750, the decrease in noninterest expenses of $249, offset by the decrease in net security gains to $4 from $317 and the decrease in service fees and other noninterest income of $14, the Bank's income before income taxes improved by $1,282 or 19.3% to $7,938 from $6,656 for the first quarter of 1993. Applicable income taxes in the first quarter of 1994 increased by $437 to $2,691 from $2,254 in the similar

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1993 period due primarily to the increase in pretax income and an increase in the federal corporate tax rate to 35% from 34%. However, the Bank's effective tax rate was 33.9% for each first quarter.

  Net income increased by $845 or 19.2% to $5,247, or $1.18 per share, compared to $4,402, or $1.01 per share, for the first quarter of 1993. The increase in net income was due primarily to the improvement in net interest income of $610 and the reduction in the provision for possible loan losses of $750, offset by the increase in income taxes of $437.

  In March 1994, the Bank paid a cash dividend of $0.10 per share. On April 14, 1994, the Board of Directors declared a regular quarterly cash dividend of $0.15 per share payable June 23, 1994 to shareholders of record as of May 12, 1994. The Bank paid dividends of $0.10 per share during each quarter of 1993.

FINANCIAL CONDITION AT MARCH 31, 1994

  Total shareholders' equity at March 31, 1994, amounted to $146,744, or 9.04% of total assets under GAAP, compared to $141,991 or 8.67% at December 31, 1993. The increase in equity was primarily the result of the retention of earnings. At March 31, 1994, the Bank's leverage capital ratio increased to 8.87% from 8.58% at year-end 1993, and the Bank's total risk-based capital ratio improved to 18.44%, compared to 17.36% at December 31, 1993. The FDIC total risk-based capital ratio standard is 8.00%. The improvement in the Bank's risk-based capital ratio is primarily due to the increase in U.S. Government bonds and mortgage-backed-securities, which require less than 8% capital, and the retention of earnings. The following table summarizes the Bank's capital and capital ratios at March 31, 1994 and December 31, 1993.

                                                   MARCH 31, 1994 DEC. 31, 1993
                                                   -------------- -------------
GAAP capital......................................   $  146,744    $  141,991
Less: Intangible assets...........................        1,171         1,296
Less: Unrealized holding gains on available-for-
 sale securities*.................................          943         1,164
                                                     ----------    ----------
  FDIC leverage, tier 1 or core capital...........      144,630       139,531
Plus: FDIC tier 2 capital.........................       10,680        10,975
                                                     ----------    ----------
  Total FDIC risk-based capital...................   $  155,310    $  150,506
                                                     ==========    ==========
GAAP assets.......................................   $1,622,401    $1,637,190
FDIC quarterly average assets for leverage ratio..   $1,630,118    $1,626,574
FDIC net risk-weighted assets including off-bal-
 ance sheet items.................................   $  841,574    $  865,939
GAAP capital ratio................................         9.04%         8.67%
FDIC leverage capital ratio.......................         8.87%         8.58%
FDIC risk-based capital ratio.....................        18.44%        17.36%

- --------
* On December 21, 1993, bank regulators issued a joint release stating that unrealized gains and losses on available-for-sale securities should be excluded from tier 1 capital. On January 4, 1994, the FDIC issued a proposed rule asking for comments to include unrealized holding gains and losses on available-for-sale securities as part of tier 1 capital.

  At March 31, 1994, total deposits were $1,453,608, a decrease of $22,031 since December 31, 1993. During the quarter, savings certificates of less than $100,000 decreased by $13,637 to $712,742; certificates of $100,000 or more decreased by $3,822 to $33,496; money market and super NOWs increased by $438 to $234,198; passbooks, clubs and other savings decreased by $212 to $306,534; and noninterest-bearing deposits decreased by $3,897 to $45,080. The decreases in savings certificates is attributed by Management to historically low interest rates on deposits and the current popularity of mutual funds and the stock market with higher yields.

  During the first quarter of 1994, total securities increased by $16,013 to $538,661 from $522,648, and money market instruments increased by $322 to $38,326. During the quarter, GNMA, FNMA and FHLMC

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mortgage-backed securities increased by $43,171 to $254,969 from $211,798; U.S.
Government and agency obligations decreased by $24,184 to $259,525 from $283,709; and securities available-for-sale decreased $2,974 to $24,167 from $27,141 due to calls and a decrease in net unrealized holding gains of $339. During the same period, mortgage loans decreased by $18,122 to $652,283 from $670,405; consumer loans decreased by $7,647 to $367,046 from $374,693; and total loans decreased by $25,824 to $1,021,554 from $1,047,378. During the quarter, loan amortization and prepayments in excess of loans funded, cash and the retention of earnings were used to fund the growth in held-to-maturity securities.

  At March 31, 1994 and December 31, 1993, respectively, nonperforming loans and other real estate owned were as follows:

                                                          MARCH 31, DECEMBER 31,
                                                            1994        1993
                                                          --------- ------------
90 days or more delinquent...............................  $1,527      $1,942
Nonaccrual loans.........................................     840         640
                                                           ------      ------
  Total..................................................   2,367       2,582
Other real estate owned..................................   1,186       1,078
                                                           ------      ------
  Total..................................................  $3,553      $3,660
                                                           ======      ======

  The decrease in delinquencies occurred primarily in 1-4 family mortgages. The increase in nonaccrual loans occurred in both the residential and the consumer loan portfolios. The increase in other real estate owned occurred in the home-equity portion of consumer loans.

  At March 31, 1994, the allowance for possible loan losses amounted to $23,507 or 2.30% of total loans, compared to $23,043 or 2.20% at year-end 1993. The increase in the ratio of the allowance to total loans was due to recoveries and the decrease in total loans.

  At March 31, 1994, the Bank's total interest-earning assets and total interest-bearing liabilities amounted to $1,588.8 million and $1,415.1 million, respectively, resulting in an excess of total interest-earning assets over total interest-bearing liabilities of $173.7 million, or 10.9% of total interest-earning assets. At December 31, 1993, the excess of total interest-earning assets over total interest-bearing liabilities was $165.1 million, or 10.3% of total interest-earning assets. The improvement in the excess of total interest-earning assets over interest-bearing liabilities since December 31, 1993 was primarily due to the reduction in cash and due from banks and the retention of earnings. At March 31, 1994, one-year repriceable assets and one-year repriceable liabilities amounted to $659.2 million and $846.1 million, respectively, resulting in a gap of $-186.9 million, or -11.8% of total interest-earning assets. At December 31, 1993, the one-year gap was $-143.9 million, or -9.0% of total interest-earning assets. The change in the negative one-year gap was primarily the result of a decrease of $54.2 million in securities repricing within one year offset by a reduction of $15.8 million in savings certificates maturing within one year.

  The Bank services loans for others in the amount of approximately $19.5 million at March 31, 1994, compared to approximately $19.4 million at December 31, 1993.

  At March 31, 1994, outstanding loan commitments aggregated approximately $74.4 million. The principal components of commitments were $36.9 million to acquire mortgages, $24.2 million for unused home equity lines, $11.6 million for undisbursed construction loans and $1.2 million for originating loans. Management does not consider the Bank's commitments to be excessive based on its cash flow from loan and investment amortization and holdings of short-term money market instruments and U.S. Government agency obligations maturing in 1994. At year-end 1993, outstanding loan commitments were approximately $86.1 million. Outstanding secured and unsecured standby letters of credit issued by the Bank were $211 at March 31, 1994 and December 31, 1993.


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                                   SIGNATURES

  UNDER THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE BANK HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                          Germantown Savings Bank

Date: April 28, 1994                               /s/ Martin I. Kleppe
                                          By: _________________________________
                                                     Martin I. Kleppe
                                                 Chairman of the Board and
                                                         President

Date: April 28, 1994                             /s/ John H. McIlvaine Jr.
                                          By: _________________________________
                                                   John H. McIlvaine Jr.
                                                 Senior Vice President and
                                                        Comptroller


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